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                                                                    Exhibit 12.1


                             APACHE CORPORATION
       STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES


                                                                    Year Ended December 31,
                                               --------------------------------------------------------------
            (IN THOUSANDS)                        1995         1994        1993         1992          1991
-----------------------------------------      ----------   ----------  ----------   ----------    ----------
EARNINGS
--------

  Pretax income (loss) from continuing
     operations (1)                               $33,143      $66,234     $62,067      ($5,759)     ($57,482)

  Add:  Fixed charges excluding
     capitalized interest                          77,220       39,008      34,355       43,603        41,889
                                               ----------   ----------  ----------   ----------    ----------

Adjusted earnings                                $110,363     $105,242     $96,422      $37,844      ($15,593)
                                               ==========   ==========  ==========   ==========    ==========

FIXED CHARGES
-------------
  Interest expense including capitalized
     interest (2)                                 $88,057      $37,838     $34,205      $45,731       $48,117
  Amortization of debt expense                      4,665        3,987       3,896        3,888         2,052
  Interest component of lease rental
     expenditures  (3)                              3,539        3,217       2,533        2,980         2,373
                                               ----------   ----------  ----------   ----------    ----------

                                                  $96,261      $45,042     $40,634      $52,599       $52,542
                                               ==========   ==========  ==========   ==========    ==========

Ratio of earnings to fixed charges                   1.15         2.34        2.37         0.72(4)       --  (4)
                                               ==========   ==========  ==========   ==========    ==========


(1)  Undistributed income of less-than-50% owned affiliates is excluded.

(2) Apache has guaranteed and is contingently liable for certain debt. This debt, primarily associated with partnership operations, totaled approximately $6.3 million at December 31, 1995. The weighted average interest rate was 6.5% at December 31, 1995. Fixed charges, relating to debt for which Apache is contingently liable, have not been included in the fixed charges for any of the periods shown above, based on the financial position of the partnerships and their ability to service the debt.

(3) Represents the portion of rental expense assumed to be attributable to interest factors of related rental obligations determined at interest rates appropriate for the period during which the rental obligations were incurred. Approximately 32% applies for all periods presented.

(4) Earnings were inadequate to cover fixed charges for the year 1991 by $68.1 million and $14.8 million for the year 1992 due to write downs of the carrying value of DEK Energy Company's (formerly known as DEKALB Energy Company) United States and Canadian oil and gas properties and losses incurred on the divestiture of DEK's United States oil and gas properties.